SECURITIES [redacted] ION

04004163

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50126

RECEIVED FEB 27 2004 SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place
(No. and Street)

Wakefield MA 01880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian W. Bernier, President (617) 330-9009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street Boston MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian W. Bernier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Partners, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

J. BARRY CLAYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 20, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE PARTNERS, LLC

Financial Statements and Supplementary Information

December 31, 2003

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Board of Directors and Members
StoneGate Partners, LLC:

We have audited the accompanying statement of financial condition of StoneGate Partners, LLC (the Company) as of December 31, 2003, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneGate Partners, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company has experienced a significant slowdown in new deal flow due to the difficulties in the private placements market, which raises substantial doubt about its ability to continue as a going concern. Management's plan with regard to these matters is also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 30, 2004

STONEGATE PARTNERS, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	276,280
Accounts receivable		121,903
Securities owned – not readily marketable, at fair value (note 3)		939,478
Other assets		31,203
Fixed assets, net (note 5)		25,011
Note receivable, net of allowance for doubtful accounts of $56,000 (note 4)		—
Total assets	$	1,393,875

Liabilities and Members' Equity

Liabilities:		
Accounts payable accrued expenses and other liabilities (note 8)	$	113,011
Commitments and contingencies (notes 2, 7, and 11)		
Members' equity (note 6):		
Class A shares, no par value. Authorized 20,000,000 shares; issued and outstanding 8,406,183 shares		2,551,989
Class B shares, no par value. Authorized 20,000,000 shares; issued and outstanding 11,677,181 shares		431,364
Accumulated deficit		(1,702,489)
Total members' equity		1,280,864
Total liabilities and members' equity	$	1,393,875

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Statement of Operations

Year ended December 31, 2003

Revenues:		
Commissions from private placements	$	625,296
Interest and dividends		1,346
Total revenues		626,642
Expenses:		
Employee compensation and benefits		521,642
Regulatory fees and expenses		32,485
Occupancy		88,843
Provision for doubtful accounts		13,977
Professional fees		35,836
Telephone expenses		19,596
Other expenses		81,810
Total expenses		794,189
Net operating loss		(167,547)
Net realized and unrealized gains and losses on securities:		
Net realized gains and losses on securities held		320,957
Net unrealized gains and losses on securities held		(470,629)
Net realized and unrealized loss on investments		(149,672)
Net loss	$	(317,219)

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2003

	Class A shares	Class B shares	Class A amount	Class B amount	Accumulated deficit	Total members' equity
Balances at December 31, 2002	8,406,183	9,719,921	$ 3,083,694	305,512	(1,385,270)	2,003,936
Capital transactions (note 10)	—	1,957,260	(531,705)	125,852	—	(405,853)
Net loss	—	—	—	—	(317,219)	(317,219)
Balances at December 31, 2003	8,406,183	11,677,181	$ 2,551,989	431,364	(1,702,489)	1,280,864

See accompanying notes to financial statements.

STONEGATE PARTNERS, LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(317,219)
Adjustments to reconcile net loss to net cash used by operating activities:		
Net unrealized gains and losses on securities held		470,629
Depreciation		9,428
Provision for doubtful account		13,977
Net (gain) loss on sale of investment securities		(324,957)
Decrease in accounts receivable		38,911
Decrease in accounts payable, accrued expenses, and other liabilities		(7,709)
Net cash used by operating activities		(116,940)
Cash flows from investing activities:		
Proceeds from sale of investment securities		575,666
Proceeds from repayment of employee loan		7,919
Investment in investment securities		(20,747)
Net cash provided by investing activities		562,838
Cash flows from financing activities:		
Distributions from capital		(405,853)
Net cash used in financing activities		(405,853)
Net increase in cash		40,045
Cash and cash equivalents, beginning of year		236,235
Cash and cash equivalents, end of year	$	276,280

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

StoneGate Partners, LLC (the Company) was formed on March 21, 1997, as a Massachusetts limited liability company and commenced operations on June 2, 1997. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The Company's primary business activities are acting in a placement agency capacity in larger syndicates for the private placements of securities. In addition, the Company markets securities of emerging growth privately held companies, located in the United States.

(b) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises one class of service, which is to act as placement agent in private securities transactions.

(c) Revenue Recognition

The Company receives commissions for acting as placement agent for private financings. The Company recognizes cash commission revenue at the time the placement is completed. The Company may receive a combination of cash and securities as compensation for services rendered. For the portion of the commission paid in securities, the Company records revenue for the estimated fair value of securities received, net of commission expenses, as the securities are typically issued directly to the brokers in their name.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Investments Valuation

Investments for which no readily ascertainable market value exists or for which there are no market quotations available, comprising 73.3% of members' equity, are valued at fair value as determined by Management. In determining fair value, Management takes into consideration the financial condition and operating results of the portfolio company, the amount that Management can reasonably expect to realize upon the sale of the securities which it holds and any other factors deemed relevant by Management. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

(f) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are generally charged to expense as incurred. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

(Continued)

(g) ***Income Taxes***

No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company which is taxed as a partnership and, accordingly, its taxable income is allocated to its members for income tax reporting purposes.

(h) ***Uses of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates particularly susceptible to change relate to the fair value determination of securities owned – not readily marketable.

(2) Liquidity

The Company's viability as a going concern is dependent upon its ability to generate commissions from acting as placement agent for private financings. In light of the market downturn, increased volatility, and the slowdown in the Initial Public Offering market, over the last three years, the Company's sources of deal flow have been significantly slowed. In response to the aforementioned factors, the Company continues to take steps to reduce operating costs to permit continued operations. There can be no assurance that the Company's efforts will be successful.

(3) Securities Owned – Not Readily Marketable

As of December 31, 2003, the Company holds the following securities that are not readily marketable as there is no market on a securities exchange or publicly ascertainable quoted market price. Cost of securities is determined by either the cash paid for securities at purchase, or for securities received as consideration for services rendered, or a combination of both.

Investment	Date acquired	Cost	Fair value
Actuality Systems, Inc. (1.1%)*: 40,322 shares of preferred stock	Dec. 1999	$ 11,395	14,133
AllergyBuyersClub.Com (0.0%)*: 8,889 shares of common stock	Mar. 2000	89	89
By All Accounts (0.0%): 7,955 Series A preferred stock	Dec. 2000	52,086	—
Immunetics (1.2%)*: 147,059 shares of common stock $0.01 par value	Jul. 2000	25,000	15,000

(Continued)

Investment	Date acquired	Cost	Fair value
Inland (1.6%)*:			
3,458 warrants	Dec. 2003	$ 20,747	20,747
Innovation Associates (25.3%)*:			
60,000 common stock purchase warrants	Sep. 1999	109,886	7,818
140,000 common stock purchase warrants	Jul. 1999	47,094	18,242
233,250 common stock purchase warrants	Sep. 1999	78,092	89,405
74,700 common stock purchase warrants	Sep. 1999	25,010	28,633
197,250 common stock purchase warrants	Oct. 1999	66,039	75,606
208,950 common stock purchase warrants	Jan. 2000	104,475	104,475
Maritel, Inc. (0.5%)*:			
Step note with warrants into next preferred round	Aug. 2000	148,750	7,500
Nearlife, Inc. (1.1%)*:			
10,416 shares Series A preferred stock	Apr. 2000	25,000	14,062
Turbine Entertainment (20.6%)*:			
Common stock, 4,470 shares	Sep. 2003**	120,952	2,861
Series A1 preferred stock, 9,696 shares	Sep. 2003**	149,990	222,329
4,374 Series A1 warrants, expiring 11/24/05 – 12/31/05	Sep. 2003**	23,822	5,015
24,129 Series A1 warrants, expiring 12/31/05 – 6/22/06	Sep. 2003**	177,270	29,051
5,733 Series A1 warrants, expiring 3/21/07	Sep. 2003**	115,834	4,727
Wakul (Domin-8 Enterprise Systems) (1.3%)*:			
Term note with warrants into next equity round	Sep. 2000	68,253	6,825
Term note with warrants into next equity round	Jun. 2000	100,000	10,000

(Continued)

Investment	Date acquired	Cost	Fair value
Wellbid (Wellogix, Inc.) (20.5%)*:			
Term note with warrants into next equity round	May. 2000	$ 36,750	36,750
Series C convertible preferred stock	Aug. 2000	205,645	205,645
54,839 warrants for purchase of Series C preferred stock	Aug. 2000	20,565	20,565
Total (73.3%)*		$ 1,732,744	939,478

* Fair value of investment as a percent of the Company's members' equity.

** Represents date of conversion; securities originally acquired in the period from December 1998 to June 1999.

(4) Note Receivable

The Company entered into a unsecured promissory note in February 2000 in the amount of $50,000. The note accrues interest at a rate of 12% per annum, payable upon maturity and was due in February 2001. As of December 31, 2003, no payments had been received. As such, the Company has reserved $56,000 against the face value of the note and the unpaid accrued interest.

(5) Fixed Assets

Fixed assets consisted of the following:

	December 31, 2003
Computers and office equipment	$ 67,671
Furniture and fixtures	50,103
	117,774
Less accumulated depreciation	(92,763)
	$ 25,011

Depreciation expense for the year ended December 31, 2003 was $9,428.

(Continued)

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2003, the Company's net capital amounted to $163,269, of which $155,735 was in excess of its required net capital of $7,534.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio as of December 31, 2003 was 0.69 to 1.

(7) Commitments

(a) Leases

The Company leases its office facility in Wakefield, Massachusetts under a noncancelable lease agreement expiring in September 2004. The Company renegotiated their current lease in January 2004. This new lease expires in December 2007. The lease agreement requires a minimum monthly rental plus certain operating costs. During the year ended December 31, 2003, rent expense incurred by the Company, including operating costs, amounted to $88,843.

The future minimum lease payments due under the noncancelable lease agreement as of December 31, 2003, are as follows:

Year ended December 31:		
2004	$	61,941
2005		64,102
2006		66,263
2007		68,424
Total	$	260,730

(8) Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consists of the following at December 31, 2003:

Accrued professional services	$	30,761
Commissions payable		82,250
	$	113,011

(9) Employee Benefit Plan

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code to provide retirement benefits covering substantially all full-time employees. The Company is able to make discretionary contributions to qualified plan participants up to IRS limits. The Company made no such contributions in the year ended December 31, 2003.

(10) Capital Distribution and Reinvestment

The Company received a final distribution from the Kairos Partners Fund in the amount of $575,666 in 2003. Of this amount, the Company distributed $531,705 to Class A shareholders, of which $125,852 was reinvested by Class A shareholders in exchange for 1,957,260 Class B shares. The remaining amounts are retained in a separate bank account for the benefit of Class A shareholders. The amounts are retained to pay expenses attributable to Class A shareholders.

(11) Contingencies

The Company entered into three deals in 2003 which give the Company residual compensation rights. As not all the milestones for this compensation are met at December 31, 2003, this future income stream is not reflected in the accompanying financial statements.

Schedule I

STONEGATE PARTNERS, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total members' equity	$	1,280,864
Deduct nonallowable assets:		
Securities owned – not readily marketable		939,478
Accounts receivable		121,903
Other assets		31,203
Fixed assets, net of accumulated depreciation		25,011
		1,117,595
Net capital	$	163,269
Aggregate indebtedness	$	113,011
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3 of total aggregate indebtedness, but not less than $5,000		7,534
Excess of net capital at 1500%	$	155,735
Excess of net capital at 1000%	$	151,968
Ratio of aggregate indebtedness to net capital		0.69:1
Reconciliation with StoneGate, LLC computation included in Part II of Form X-17A-5 as of December 31, 2003:		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report:	$	193,826
Adjustments made to correct financial statements:		
Cash		204
Accounts payable and accrued liabilities		(30,761)
Net capital per above	$	163,269

See accompanying independent auditors' report.

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Members
StoneGate Partners, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of StoneGate Partners, LLC (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications and comparisons, (2) Recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal

KPMG

control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

KPMG LLP

January 30, 2004